Ener1, Inc.
500 West Cypress Creek Road-Suite 100
Fort Lauderdale, Florida 33309

May 7, 2007

VIA EDGAR

Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

Re:	Ener1, Inc.
Registration Statement on Form SB-2
File No.: 333-140703

Ladies and Gentlemen:

Ener1, Inc. (the "Registrant") previously filed the above-referenced registration statement on Form SB-2 on February 14, 2007 (the "Registration Statement"). Pursuant to Rule 477, promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests that the Registration Statement, together with all exhibits, be withdrawn at your earliest convenience.

The Registration Statement was never declared effective. The Registrant believes withdrawal of the Registration Statement to be consistent with the public interest and the protection of investors. The Registrant represents that no securities have been sold pursuant to the Registration Statement. The Registrant may undertake a subsequent private offering of its securities in reliance on Rule 155(c).

The Registrant requests that the Commission issue a written order granting the withdrawal of the Registration Statement. Please fax a copy of the order to the Registrant's counsel, Stephen I. Glover of Gibson, Dunn & Crutcher, at (202) 467-0539.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account to be offset against the filing fee for any future registration statement(s).

If you have any questions about this withdrawal request, please contact Stephen I. Glover at (202) 955-8593 or Alisa Babitz of Gibson, Dunn & Crutcher at (202) 887-3720.

Sincerely,

/s/ Curtis Wolfe___________
Curtis Wolfe
General Counsel & Secretary